Mail Stop 3561

      December 15, 2005


Mr. Patrick Soon-Hock Lim
Chairman and Chief Executive Officer
Secured Digital Applications, Inc.
11, Jalan 51A/223
46100 Petaling Jaya
Selangor, Malaysia

	RE:	Secured Digital Applications, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2005
		Filed April 15, 2005

Form 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30,
2005
and September 30, 2005
		File No. 000-25658

Dear Mr. Lim:

      We have reviewed your supplemental response letter dated November 25, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated November 4, 2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.


Form 10-KSB for Fiscal Year Ended December 31, 2004

Note 12: Convertible Term Notes, page F-28
1. We note your response to comment 1. According to paragraph 4 of
EITF 00-19, in order for your convertible debt to be considered conventional, the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash, at the discretion of the issuer. Based on our review of your agreements, your convertible debt fails this test on several levels, as follows:
* According to paragraph 3.4(c) of your Secured Convertible Term Note agreement, the conversion price is immediately reset if you issue common stock, or securities convertible into common stock, for consideration, or with a conversion price, less than the conversion price of your note. Therefore the conversion price on your note is not fixed.

* Your provision that the holder has the option of converting into shares provided that your shares have a VWAP of 110% above the exercise price for the ten trading days immediately preceding the due date creates a situation where the value of the shares issued would exceed the cash settlement by at least 10%. Therefore, conversion of the debt into shares would not result in an equivalent amount of cash.

* Finally, principal and interest payments on your debt can be paid in cash or in common stock, subject to certain conditions, at the option of the holder, not the issuer.

Because your debt is not conventional convertible, you must continue your analysis under paragraphs 12-32 of EITF 00-19 to evaluate whether your conversion feature is an equity instrument and thereby excluded from the scope of SFAS 133. Based on paragraph 16 of EITF
00-19, you would ignore the uneconomic settlement alternative of not issuing registered shares and paying the penalty and only consider the option of issuing registered shares to settle this feature. Based on paragraph 14, issuing registered shares is outside of your control. As a result, we believe that the conversion feature on your convertible term note would not qualify for equity classification and therefore would not be excluded from the scope of SFAS 133. Because your conversion feature is considered an embedded derivative under SFAS 133, it must be separated from the debt host and accounted for at fair value. Please revise your financial statements to classify the conversion feature on your convertible debt as a derivative liability with changes in fair value recorded in earnings for the appropriate periods and reverse any beneficial conversion features recognized in association with this conversion feature under EITF`s
98-5 and 00-27.
Note 13: Shareholders` Equity, page F-29

2. We note your response to comment 2. We believe that because of the nature of the cumulative preferred dividends on your convertible preferred stock, the economic characteristics of your preferred stock are more akin to debt. Secondly, your preferred stock shares some of the same relevant provisions as your convertible debt discussed in comment 1 above and is therefore not conventional convertible. Just as for your convertible debt you must therefore consider whether, if freestanding, the conversion feature would be classified as equity based on analysis of paragraphs 12-32 of EITF 00-19 in order to determine whether the feature is within the scope of SFAS 133 and needs to be bifurcated and fair valued.

We believe the "liquidated damages" associated with the registration requirement on the shares underlying the conversion option are too significant to be considered compensation for the difference between the value of registered and unregistered shares and are therefore, in substance, a penalty. Issuance of unregistered shares and payment of this penalty would be considered an uneconomic settlement alternative to settlement in registered shares. Paragraph 16 of EITF 00-19 requires that you disregard this uneconomic alternative and assume settlement in registered shares, which is outside of your control. Based on these facts, we believe that the conversion feature on the convertible preferred stock issued to Laurus, similar to the conversion feature on the convertible note, is an embedded derivative that must be separated from the host contract and accounted for at fair value under SFAS 133. Please revise your financial statements to classify the conversion feature on your convertible preferred stock as a derivative liability with changes in fair value recorded in earnings for the appropriate periods.

Preferred Stock of a Subsidiary, page F-29

3. We note your response to comment 3. The conditions on the issuance of your Series A convertible preferred shares that resulted in the redemption of the shares being outside of your control do not appear to have been met or removed until November 15, 2004. Additionally, even after potential for redemption is removed, it appears to us that you should classify the preferred stock issued by your subsidiary as minority interest instead of equity. Please revise your financial statements to appropriately classify the proceeds of this issuance outside of permanent equity.

4. We note your response to comment 4. Refer to our discussion in comment 2 above as your warrants carry certain provisions similar to those of the conversion feature on your preferred shares. Please revise your financial statements to classify the warrants as a liability with changes in fair value recorded in earnings for the appropriate periods.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kenya Wright Gumbs, Staff Accountant, at
(202)
551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at
(202)
551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry M. Spirgel
								Assistant Director

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Patrick Soon-Hock Lim
Secured Digital Applications, Inc.
December 15, 2005
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